 C. Thomas Hopkins

 T: +1 310 883 6417

 thopkins@cooley.com

May 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Ms. Melissa Walsh

Mr. Stephen Krikorian

Ms. Aliya Ishmukhamedova

Mr. Matthew Derby

Re:	Life360, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K filed May 9, 2024

File No. 000-56424

Ladies and Gentlemen:

On behalf of Life360, Inc. (“Life360” or the “Company”), the following information is in response to a letter, dated May 23, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 8-K filed on May 9, 2024 (the “Q1 Media Release”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter in bold, followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Q1 Media Release.

Form 8-K filed May 9, 2024

Exhibit 99.1, Media release of the Registrant dated May 9, 2024 (U.S. Time)

1.

We note your response to prior comment 4. As noted in Question 104.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations, revenue amounts adjusted in any manner are considered non-GAAP financial measures. The bundled offerings adjustment reverses the allocation of hardware revenue that is required to be recognized at a point in time under ASC 606. This adjustment appears to have the effect of changing the measurement and the pattern of revenue recognition, which is inconsistent with the guidance in Question 100.04 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please remove this adjustment from all non-GAAP measures in future filings.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 24, 2024

Response:

In response to the Staff’s comment, in future filings we will remove the bundled offerings adjustment from all non-GAAP financial measures.

2.

We note the revised explanation of usefulness of each of the non-GAAP measures within “Supplementary and Non-GAAP Financial Information” in response to prior comment 4. You indicate that non-GAAP cost of revenue and non-GAAP operating expenses are adjusted for non-recurring, non-cash expenses. However, we note that certain of these adjustments are recurring. Please explain how you considered Item 10(e)(1)(ii) of Regulation S-K and the guidance in Question 102.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response:

In response to the Staff’s comment, the Company has reviewed its disclosure of adjustments to GAAP financial information and the related rules and guidance cited by the Staff. Specifically, Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or if there was a similar charge or gain within the prior two years. Question 102.3 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (“Question 102.3”) clarifies that this prohibition is based on the description of the charge or gain that is being adjusted rather than the nature of the charge or gain.

The Company’s adjustments between GAAP and non-GAAP cost of revenue and operating expenses include both non-cash expenses, such as stock-based compensation, depreciation and amortization, and convertible notes and derivative liability fair value adjustments and non-recurring expenses, such as workplace restructuring costs and the write-off of obsolete inventory.

The non-recurring workplace restructuring costs incurred to date in 2024 and for the year ended December 31, 2023 consist of severance payments made to previous employees who were impacted by a reduction in force (“RIF”) in January 2023. The one-time RIF was designed to streamline the Company’s operations and drive lower operating expenses following the Company’s acquisition of Tile, Inc. (the “Tile Acquisition”). The Tile Acquisition was a unique and non-recurring transaction. The Company supplementally advises the Staff that routine severance costs incurred outside unique non-recurring events have not been included as part of the non-recurring adjustment.

The non-recurring write-off of obsolete inventory relates to the Company’s write-off of raw materials related to a specific chip set hardware product offering previously in development that was sunset during the first quarter of 2023 and is no longer included in the product roadmap going forward. This specific raw materials chip set had no alternative use to the Company following the decision to halt development. The Company determined the inventory did not align with the Company’s product roadmap and would not be utilized. At that time, the inventory was written-off and expense was incurred. The Company supplementally advises the Staff that routine inventory write-offs incurred outside unique non-recurring events have not been included as part of the non-recurring adjustment.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 24, 2024

The Company believes its adjustments are appropriate within the requirements of Regulation G and Item 10(e) of Regulation S-K and advises the Staff that it did not intend to characterize the recurring adjustments as non-recurring. Accordingly, the Company respectfully advises the Staff that it intends to revise its disclosure in future filings to provide further clarity on the nature of the adjustments in accordance with Item 10(e)(1)(ii) of Regulation S-K and the guidance in Question 102.03.

*  *  *

Please contact me at (310) 883 6417 or via e-mail at thopkins@cooley.com with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely

/s/ C. Thomas Hopkins
C. Thomas Hopkins
Partner

cc:	Chris Hulls, Chief Executive Officer, Life360, Inc.

Russell Burke, Chief Financial Officer, Life360, Inc.

Susan Stick, General Counsel and Corporate Secretary, Life360, Inc.

Natalie Y. Karam, Cooley LLP

Siana Lowrey, Cooley LLP

Dave Peinsipp, Cooley LLP

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com